Filed by Fidelity Bankshares, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040
TRANSITION NEWS
---------------
News about the Fidelity Federal/National City Merger
October 26, 2006

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In This Issue
    o  National City Benefit News
    o  "Getting to Know You" Form
    o  Media Relations Procedures
    o  Getting to Know National City: Women's Business Development Program
    o  What's On Your Mind?
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National City Benefit News
--------------------------
It is anticipated that Fidelity employees will be eligible for the National City benefit plans on March 1, 2007, with enrollment tentatively scheduled for February 2007. In the next issue of Transition News, we'll provide more details about some of the benefit programs, including medical and dental coverage, along with sample price tags.


"Getting to Know You" Form
--------------------------
National City would like the opportunity to get to know you better. As a result, we have created a template for you to share information about you, your work experience, and your skill sets. The "Getting to Know You" form was made available to you through Fidelity's Human Resources department.

Please note that participation is optional. Those participating will be added to a talent database that may be searched to identify qualified individuals for career opportunities. It should be noted, however, that submission of this information does not constitute an application or job posting, and does not guarantee consideration for a position.

All you need to do is complete the "Getting to Know You" form and email it (with your resume if you so choose) to GreatTalent@nationalcity.com.


Media Relations Procedures
--------------------------
Media stories have a significant effect on how our company is perceived by our key constituencies, including stockholders, potential investors, customers, employees and the general public. Therefore, it is critical that we respond to all media quickly, consistently and accurately so that we prevent contradictory or damaging statements that may be made.

If you receive a call from the media, do not provide any information but rather refer the request to Vince Ehilow immediately.


Getting to Know National City: Women's Business Development Program
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National City is widely recognized for its commitment to women business owners and women in business. In fact, the internal Women's Business Development Program, which supports the sales force in developing relationships with this market, was recently expanded. In the past, National City targeted women-owned businesses for Retail and Small Business products and services. Now, Wholesale

                                                Fidelity Transition News, Page 1

Banking and the Private Client Group have joined the initiative and National City has launched a focused effort in eight large metro markets, including Chicago, Cleveland, Columbus, Cincinnati, Detroit, Indianapolis, Pittsburgh and St. Louis.

"This corporate-wide commitment across lines of business reflects the fact that women own and run large companies as well as small businesses," says Beth Marcello, managing supervisor of the Corporate Marketing-based initiative.

The Women's Business Development Program is overseen by an executive-level Steering Committee. In addition, three "champions" from the primary lines of business the program serves (Consumer & Small Business, Wholesale Banking and the Private Client Group) provide hands-on support. On the frontline are more than 150 Women's Business Advocates (WBAs), sales officers across lines of business who specialize in working with women business owners. To support them and calling officers corporate-wide, the program provides a range of resources, from education and training to advertising and leads.

Win-Win
For National City, businesswomen constitute a large, growing, powerful market. For women, the commitment by National City represents an opportunity for business growth. Despite the fact that women are owners of nearly half of all privately held U.S. companies, are starting businesses and growing employment at twice the rate of men, and control 83 percent of investment decisions, businesswomen remain underserved by financial services companies.

Through the WBAs, National City not only provides the financial tools that women-owned businesses need to flourish, they also actively support and network women business owners to help their companies mature.

In addition, National City demonstrates commitment to women in business by supporting activities and organizations that address their needs. The Women's Economic Development Outreach (WEDO(R)) program, a series of fast-paced, half-day information-packed educational sessions and a new online resource, WE-DO.net, is one example. National City has also established Athena PowerLink programs in 15 communities, providing women business owners with an advisory panel of business professionals free of charge for one year.


What's on Your Mind?
--------------------

Human Resources Questions
When will we find out the cost of the benefits (health insurance/life insurance/dental/vision/etc)?
A basic overview of benefits was provided in this issue, and more information regarding the plans and pricing will be provided in an upcoming issue. Each employee will receive a benefit enrollment kit with specific costs prior to enrollment.

I've noticed in the Transition News that most all of the question/answer sections address full- or part-time employees and I've not seen anything regarding "Peak Time" employees. Does that mean National City will NOT have peak time people (only full or part time)?
National City currently does not have "peak-time" employees. National City has full-time, part-time, and Prime Time employees. Following the acquisition close, "peak-time" employees at Fidelity will be converted to part-time or Prime Time employees based on their years of service and average number of hours worked.

Prime Time employees work at least 24 hours but fewer than 40 hours per week on average over the prior 12-month period and have completed 10 or more years of service. Prime Time employees are eligible for the same benefits and time-away-from-work options available to full-time employees.

How often do employees get paid in a month? Do your pay periods go twice a month or every two weeks or every week?
National City uses a semi-monthly schedule. This means employees are paid two times each month (24 times per year), with paydays on the 15th and the last day of the month. If the 15th or last day of the month falls on a Saturday, Sunday or holiday, employees will be paid on the preceding Friday or on the business day preceding the holiday.

                                                Fidelity Transition News, Page 2

If we are in the middle of an approved tuition reimbursement course and do not finish until we become National City, after passing, will we still qualify for the reimbursement?
Yes, you will be eligible to be reimbursed for any courses for which you have been approved prior to the close of the transaction under the Fidelity plan.

Miscellaneous Questions
What is the hierarchy of positions in the branches at National City? What is the branch structure like at National City (manager, office manager, sales manager, business banker, personal banker)? How will it be staffed?

Below is the National City branch network structure. While some branches may vary slightly due to their size or unique situation (such as an in-store branch), the National City job positions are fairly consistent around the corporation. More information about this was discussed at the October 26 branch manager meeting, so check with your manager if you have additional questions.

Starting at the top, the National City branch network hierarchy is as follows:

Market Executive:
----------------- Has responsibility for the entire branch network within a market area. There will be two markets in Florida (Harbor and Fidelity).

District Sales Executive:
------------------------ Has responsibility for a group of eight to 10 branches.

Branch Manager:
--------------- Has responsibility for the results of the branch and has outside the branch customer calling responsibilities.

Office Manager:
--------------- This is the assistant manager role with responsibility for overseeing the sales and service activities in the branch. Acts in manager's place when manager is out of office.

Consumer Banker:
--------------- Has responsibility for the sales of deposit and loan products at the branch.

Universal Sales & Service:
------------------------- This role plays the dual function of selling products and processing teller transactions.

Customer Service Leader:
------------------------ This is the head teller role with responsibility for overseeing customer service activities and teller balancing.

Customer Service Representative:
-------------------------------  This is the teller role.

Licensed Financial Consultant:
------------------------------ Has responsibility for providing investment solutions. Acts as a financial advisor and is licensed to sell noninsured financial products.

What are the plans for training for National City's systems and standards? Will training be conducted at the branches by National City personnel? Will there be a central training facility? Or will current branch management be trained then pass it on to the rest of the branch's employees?
Our training plans are being finalized over the next few weeks, but we can share some highlights of what we currently know. All branch employees will be trained on the following topics: National City products and how they compare to Fidelity products, branch operating policy and procedures, and the National City branch teller and platform system called "Connections."

Some of the training will be self-paced modules taken via a training PC that will be installed at each branch, and some training will be in a traditional classroom session. These classroom sessions will be conducted at central training facilities and will be led by a combination of National City and Fidelity trainers.

The training plans were discussed further at the October 26 branch managers meeting so check with your manager if you still have questions. Special thanks to Heather Ferguson and her staff who have been very actively involved in the training plans.

About the use of the Blackberry for emails--will we still be able to get a discount on our bill the same way that we do now with Fidelity Federal?

National City passes on to its employees many discounts that companies offer, such as discounted tickets for events, retail stores, exercise facilities and cell phones. The majority of these are coordinated on a local level, so local management will still make decisions about discounts.

That said, the only Blackberry devices that employees can receive company email on are those that are company-provided. Employees may not receive company email on personal PDA devices or cell phones.

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Have a question? You can call the toll-free "What's on Your Mind" voicemail box at 866/405-0846 and leave a message with your question or email your question to CorpComm@NationalCity.com. We'll respond to questions of general interest in future issues of Transition News.
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In connection with the proposed transaction, a registration statement on Form
S-4 will be filed with the United States Securities and Exchange Commission
(SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC's Web site, http://www.sec.gov, and the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.

The respective directors and executive officers of National City and Fidelity Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Fidelity Bankshares' results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC's Web site, www.sec.gov, and on the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
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